UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

GRAPHON CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

388 707 101

(CUSIP Number)

January 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388 707 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAUL PACKER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 326,088

	6.	Shared Voting Power 717,390

	7.	Sole Dispositive Power 326,088

	8.	Shared Dispositive Power 717,390

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,478

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLOBIS CAPITAL ADVISORS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 717,390

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 717,390

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 717,390

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLOBIS CAPITAL PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 717,390

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 717,390

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 717,390

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer GraphOn Corporation
	(b)	Address of Issuer’s Principal Executive Offices 105 Cochrane Circle, Suite L Morgan Hill, California 95037

Item 2.
(a)

Name of Person Filing
Paul Packer
Globis Capital Advisors, L.L.C. (“Globis LLC”)
Globis Capital Partners, L.P. (“Globis LP”)

Paul Packer is the managing member of Globis LLC.  Globis LLC is the general partner of Globis LP.

	(b)	Address of Principal Business Office or, if none, Residence The principal business office of Paul Packer, Globis LLC, and Globis LP is 60 Broad Street, 38th Floor, New York, New York 10004.
	(c)	Citizenship Paul Packer is a United States citizen. Globis LLC is a Delaware limited liability company. Globis LP is a Delaware limited partnership.
	(d)	Title of Class of Securities 1,043,478 shares of Common Stock
	(e)	CUSIP Number 388 707 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,043,478 shares (including 695,652 shares of Common Stock and 347,826 shares of Common Stock issuable upon exercise of warrants)
	(b)	Percent of class: 6.2%
	(c)	Number of shares as to which the person has: Paul Packer
		(i)	Sole power to vote or to direct the vote 326,088
		(ii)	Shared power to vote or to direct the vote 717,390
		(iii)	Sole power to dispose or to direct the disposition of 326,088
		(iv)	Shared power to dispose or to direct the disposition of 717,390
Number of shares as to which the person has: Globis LLC
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 717,390
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 717,390
Number of shares as to which the person has: Globis LP
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 717,390
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 717,390

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004	/s/ PAUL PACKER

GLOBIS CAPITAL ADVISORS, L.L.C.

	By:	/s/ Paul Packer
Name: Paul Packer
Title: Managing Member

GLOBIS CAPITAL PARTNERS, L.P.

By: Globis Capital Advisors, L.L.C., its general partner

	By:	/s/ Paul Packer
Name: Paul Packer
Title: Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, $.0001 par value, of GraphOn Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 10, 2004.

/s/ Paul Packer
Paul Packer

GLOBIS CAPITAL ADVISORS, L.L.C.

By:	/s/ Paul Packer
Name: Paul Packer
Title: Managing Member

GLOBIS CAPITAL PARTNERS, L.P.

By: Globis Capital Advisors, L.L.C., its general partner

By:	/s/ Paul Packer
Name: Paul Packer
Title: Managing Member